28 Liberty Street, 41st Floor

New York, NY 10005

D / 212-238-8619

August 8, 2023

via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Timothy Levenberg

Re:	Greenfire Resources Ltd. (the “Company”) Amendment No. 3 to Registration Statement on Form F-4 Filed August 7, 2023 File No. 333-271381

Dear Mr. Levenberg:

As we discussed on our phone call earlier today, we are writing to provide a summary of changes that have been made to the exhibits included in Amendment No. 3 to Greenfire Resources Ltd.’s registration statement on Form F-4 (“Amendment No. 3”) relative to the prior filing of the Form F-4 that you reviewed (“Amendment No. 2”). Those changes are as follows:

1.	Reordering and renumbering of certain exhibits: The below exhibits to Amendment No. 3 had previously been filed with Amendment No. 2 as Exhibits 4.12.1, 4.12.2, 4.13.1, 4.13.2, 4.14.1, 4.14.2, 4.15.1 and 4.15.2:

10.10.1	Amended and Restated Crude Oil Purchase and Sale Agreement, dated December 3, 2021, between Greenfire Resources Operating Corporation and Trafigura Canada General Partnership.
10.10.2	Amended and Restated Marketing Agreement Amending Agreement, dated February 23, 2023, between Greenfire Resources Operating Corporation and Trafigura Canada Limited with respect to the purchase and sale of crude oil.
10.11.1	Condensate Purchase and Sale Agreement dated September 17, 2021, between Japan Canada Oil Sands Limited (or any successor in interest thereto) and Trafigura Canada General Partnership.
10.11.2	Amended and Restated Marketing Agreement Amending Agreement dated February 23, 2023, between Greenfire Resources Operating Corporation and Trafigura Canada Limited with respect to the purchase and sale of condensate.
10.12.1	Amended and Restated Crude Oil Purchase and Sale Agreement — Wellhead, dated September 17, 2021, between Greenfire Acquisition Corporation and Trafigura Canada General Partnership.
10.12.2	Marketing Agreement Amending Agreement dated December 14, 2022, between Greenfire Resources Operating Corporation and Trafigura Canada Limited.
10.13.1	Reserve Account Security Agreement dated September 17, 2021, between Japan Canada Oil Sands Limited, GAC Holdco Inc., Greenfire Acquisition Corporation, Greenfire Resources Operating Corporation, Hangingstone Expansion Limited Partnership, and Hangingstone Demo Limited Partnership, as pledgers, and Trafigura Canada General Partnership and Trafigura Trading LLC, as secured creditors.
10.13.2	First Amending Agreement to Reserve Account Security Agreement dated March 23, 2023, between Greenfire Resources Inc., Greenfire Resources Operating Corporation, Hangingstone Expansion Limited Partnership and Hangingstone Demo Limited Partnership and Trafigura Canada Limited and Trafigura Trading LLC.

The above exhibits should have been filed as material contracts of the Company, not instruments defining rights of securities holders, and the change was made to correct the number identifier of those exhibits. There have been no changes to the text of any of those exhibits. Moving those exhibits caused the numbering of Exhibits 4.16 to 4.19 in Amendment No. 2 to shift as well.

2.	New exhibits filed for the first time: Amendment No. 3 included the initial filing of the following exhibits:

4.13	Specimen Common Share Certificate of New Greenfire.
4.14	Specimen Warrant Certificate with respect to MBSC Private Placement Warrants converted into New Greenfire Warrants (included as part of Exhibit 4.16 hereto).
4.15	Specimen Warrant Certificate with respect to New Greenfire Warrants issued to pre-Merger holders of New Greenfire Common Shares and New Greenfire Performance Warrants (included as part of Exhibit 4.17 hereto).
4.16	Form of Amended and Restated Warrant Agreement, by and between Greenfire Resources Ltd., Computershare Inc. and Computershare Trust Company, N.A., with respect to MBSC Private Placement Warrants converted into New Greenfire Warrants.
4.17	Form of Warrant Agreement, by and between Greenfire Resources Ltd., Computershare Inc. and Computershare Trust Company, N.A., with respect to New Greenfire Warrants issued to pre-Merger holders of New Greenfire Common Shares and New Greenfire Performance Warrants.
5.1	Opinion of Burnet, Duckworth & Palmer LLP regarding legality of securities being registered.
5.2	Opinion of Carter Ledyard & Milburn LLP regarding legality of warrants being registered.
10.7	Form of Assignment and Assumption Agreement, by and among Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A., Greenfire Resources Ltd. and M3-Brigade Acquisition III Corp.
23.3	Consent of Burnet, Duckworth & Palmer LLP (included as part of Exhibit 5.1 hereto).
23.4	Consent of Wachtell, Lipton, Rosen & Katz as to certain tax matters (included as part of Exhibit 8.1 hereto).
23.6	Consent of Carter Ledyard & Milburn LLP (included as part of Exhibit 5.2 hereto).

As described in Amendment No. 3, the warrants being registered are “New Greenfire Warrants”, which consist of:

(i)	up to 2,526,667 warrants previously issued to the MBSC Sponsor (under the Private Warrant Agreement that is Exhibit 4.12 to Amendment No. 3), which will be converted into New Greenfire Warrants pursuant to the Business Combination Agreement (after closing, those warrants are expected to be governed by an amended and restated warrant agreement in the form of Exhibit 4.16 to Amendment No. 3, with substantially the same terms as the existing Private Warrant Agreement, but amended to reflect that the warrants are exercisable for common shares of the Company and that Computershare will serve as warrant agent); and
(ii)	an additional 5,000,000 New Greenfire Warrants to be issued pursuant to the Plan of Arrangement (those warrants are expected to be governed by a new instrument, the form of which is Exhibit 4.17 to Amendment No. 3, with terms that are identical to the amended and restated warrant agreement that is Exhibit 4.16 to Amendment No. 3).

3.	Changes to the text of previously filed exhibits. The Company had previously filed the form of tax opinion of Wachtell, Lipton, Rosen & Katz as Exhibit 8.1 to Amendment No. 2 and replaced that with a final and signed opinion as Exhibit 8.1 to Amendment No. 3. The Company also filed updated consents of the auditors as Exhibits 23.1 and 23.2.

Terms not defined in this letter are as defined in Amendment No. 3. The Company respectfully requests your assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions, or would like further information, concerning any of the changes described above, please do not hesitate to contact me at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

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